SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

HANSEN MEDICAL, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

411307101

(CUSIP Number)

October 29, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 411307101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Intuitive Surgical, Inc.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,291,005
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,291,005
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,291,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (see instructions) CO

*	The shares are directly held by Intuitive Surgical Operations, Inc., a wholly-owned subsidiary of Intuitive Surgical, Inc.

CUSIP No.: 411307101	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Hansen Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 East Middlefield Road

Mountain View, CA 94043

Item 2(a).	Name of Person Filing:

Intuitive Surgical, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Intuitive Surgical, Inc.

1266 Kifer Road

Building 101

Sunnyvale, CA 94086

Item 2(c).	Citizenship or Place of Organization:

State of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

411307101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.: 411307101	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Intuitive Surgical, Inc. beneficially owns 5,291,005 shares of Common Stock held directly by Intuitive Surgical Operations, Inc., a wholly-owned subsidiary of Intuitive Surgical, Inc.

(b) Percent of class:

7.9%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 of cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No.: 411307101	13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2012	INTUITIVE SURGICAL, INC.

	By:	/s/ MARSHALL L. MOHR
Marshall L. Mohr
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and duly authorized signatory)